SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 1-286-2

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [_] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR
     For Period Ended: For the fiscal year ended December 28, 2001
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended: __________________________________________
     Read attached instruction sheet before preparing form.
     Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION
Full name of registrant
                               Foster Wheeler Ltd.
Former name if applicable

________________________________________________________________________________
Address of principal executive office (Street and number)
                               Perryville Corporate Park
City, state and zip code
                               Clinton, New Jersey  08809-4000


                                     PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[X] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form lO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company's management is involved in negotiations with members of the Company's bank group with respect to the terms of a new credit facility to replace its existing revolving credit facilities which expire on February 15, 2003. These negotiations require a high level of management attention and leave the Company unable to complete the Form 10-K without unreasonable effort or expense.


                                 PART IV OTHER
                                  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Lisa Fries-Gardner                 (908)            730-4049
--------------------------------------------------------------------------------
               (Name)                      (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The anticipated change was discussed in a press release filed as an exhibit to the Company's Form 8-K filed on January 30, 2002. The responsive sections of the press release are reproduced below.

                               Foster Wheeler Ltd.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 27, 2002             By /s/Gilles Renaud
     ----------------------       --------------------------------

ATTACHMENT
----------


Fourth-Quarter Charge and Reserve

     In fourth quarter 2001, the company recognized an after-tax charge and reserve of $257.3 million. The future net cash effect of these items is expected to be slightly positive in the aggregate.

     The restructuring and contract costs of $101.5 million consisted of:

     o an after-tax charge of $74.5 million (pretax, $114.6 million) for the write-off of seven project overruns ($34.7 million), disputed claims ($24.1 million), and overdue receivables ($15.7 million); and,

     o a restructuring charge of $27 million (pretax, $41.6 million), which included workforce reductions in the United States, subsidiary closures, and the cancellation of a company-owned life insurance program.

     The company also recorded a book reserve of $155.8 million for domestic deferred tax assets under Financial Accounting Standards Board (FASB) Statement No. 109 "Accounting For Income Taxes".


Bank Waivers

     The company has obtained a waiver under its revolving credit facility through April 15, 2002, subject to the satisfaction of certain ongoing conditions, including an extension or refinancing of its lease financing and replacement of its receivables sale arrangement. Having secured such waiver, it is not currently in breach of the financial

                                                                        MORE...

covenants under its revolving credit facility. The company has also received a waiver of the financial covenants under its lease financing through its maturity on February 28, 2002. Management is in discussions with its lenders regarding a long-term extension of the company's credit facility and a replacement for its lease financing and receivables sale arrangement.


Fourth-Quarter and Year-End 2001 Results

     With the after-tax charge and reserve of $257.3 million, as well as the $22.9 million net loss on the previously announced sale of the company's power plant in Mt. Carmel, PA, the net loss in the fourth quarter 2001 was $273.3 million, or $6.68 per share diluted (ps-d) on revenues of $1,039.2 million. In the year-ago fourth quarter, net earnings were $12.3 million or $0.30 ps-d on revenues of $1,088.8 million.

     For the full year ended December 28, 2001, the company had a net loss of $263.1 million or $6.44 ps-d, compared to net earnings of $39.5 million or $.97 ps-d for the year ended December 29, 2000. Revenues for 2001 were $3.4 billion versus $4.0 billion in 2000.

     New orders booked for the quarter ended December 28, 2001 amounted to $1.1 billion compared to $1.0 billion in 2000. New orders booked for the full year were $4.1 billion compared to $4.5 billion in 2000. The backlog of orders totaled $6.0 billion versus $6.1 billion at the end of December 2000.

     At the close of the fourth quarter 2001, the company had cash and cash equivalents of $224.0 million compared to $167.6 million in third quarter 2001, a 34 percent increase. Also, net debt decreased 13 percent from the end of the third quarter to $813.5 million from $932.8 million, although it increased from $776.3 million at year-end 2000.


Engineering and Construction Group Results

     New orders in the Engineering and Construction (E&C) Group during the fourth quarter were $932.1 million compared to $693.5 million in the fourth quarter of 2000,

                                                                        MORE...

making the Group's backlog $4.6 billion versus $4.5 billion at the end of 2000. The Group had fourth-quarter revenues of $655.5 million, down from $778.1 million in the fourth quarter of 2000.

     For the year, E&C bookings decreased 9.0 percent to $2.8 billion from $3.1 billion in 2000. Revenues were $2.2 billion, compared to $3.0 billion in the same period of last year.


Energy Equipment Group Results

     During the fourth quarter 2001, the Energy Equipment Group's new orders decreased to $184.8 million from $377.2 million for the fourth quarter of 2000. Backlog at the end of the quarter and year was $1.5 billion compared to $1.7 billion in 2000.

     For the year, bookings were $1.3 billion from $1.5 billion in 2000. Revenues for 2001 grew 16 percent to $1.3 billion from $1.1 billion in the same period of last year.

Safe Harbor Statement

     This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the various industries within which the corporation operates. Such forward-looking statements, by their nature, involve a degree of risk and uncertainty. The corporation cautions that a variety of factors, including but not limited to the following, could cause business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the energy, power and environmental industries, changes in regulatory environment, changes in project schedules, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, outcomes of pending and future litigation, our ability to successfully negotiate a long-term extension of our existing credit facilities, protection and validity of patents and other intellectual property rights, and increasing competition by foreign and domestic companies.